UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20547

                                     FORM 3
             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1.       Name of Reporting Person:           Randy Coleman

         Address of Reporting Person:       1935 Avenida del Oro
                                            Oceanside, CA 92056

2.       Date of Event:    May 15, 1999

3.       Social Security Number (Voluntary):

4.       Issuer Name and Symbol:            Greenland Corporation (GLCP)

5.       Relationship of Reporting Person to Issuer:          Director

             Table I - Non-derivative Securities Beneficially Owned

1.       Title of Security:         Common Stock
2.       Amount of Securities Beneficially Owned:             666,667
3.       Ownership Form:            I (Indirect)
4.       Nature of Indirect Beneficial Ownership:             By: RBSI, Inc.

               Table II - Derivative Securities Beneficially Owned

1.       Title of Derivative Security:      Warrants
2.       Date Exercisable:          March 1999
         Expiration Date:           March 2001
3.       Title:   Common Stock
         Amount:           333,334
4.       Conversion or Exercise Price:      $.15
5.       Ownership Form:            I (Indirect)
6.       Nature of Indirect Beneficial Ownership:             By: RBSI, Inc.

1.       Title of Derivative Security:      Warrants
2.       Date Exercisable:          April 1999
         Expiration Date:           April 2001
3.       Title:   Common Stock
         Amount:           166,667
4.       Conversion or Exercise Price:      $.15
5.       Ownership Form:            I (Indirect)
6.       Nature of Indirect Beneficial Ownership:             By: RBSI, Inc.

1.       Title of Derivative Security:      Warrants
2.       Date Exercisable:          May 1999
         Expiration Date:           May 2001
3.       Title:   Common Stock
         Amount:           166,667
4.       Conversion or Exercise Price:      $.15
5.       Ownership Form:            I (Indirect)
6.       Nature of Indirect Beneficial Ownership:             By: RBSI, Inc.


                                                    March 27, 1999
Randy Coleman                                           Date